Mail Stop 3561

August 13, 2007

Stephen J. Hansbrough
Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, FL 33407

> **Re:** **HearUSA, Inc.**
> **Amendment 1 to Registration Statement on Form S-3**
> **Filed August 3, 2007**
> **File No. 333-144224**

Dear Mr. Hansbrough:

　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 7

1. We note your response to comment 3 in our letter dated July 24, 2007. Specifically, we note your indication that the substance of your response is included in the disclosure on page 7, however, it does not appear that you disclose that, in addition to rebate credits, Excess Cash Flow will assist in making principal and interest payments, nor do you disclose the rebate credits that have been received to date, so as to give readers an indication as to your financial ability to make payments on the credit line. Please revise accordingly.

<u>Incorporation of Certain Documents by Reference, page 8</u>

2. We note your response to comment 7 in our letter dated July 24, 2007. Please update the documents you have incorporated by reference to include the Form 8-Ks filed on January 5, 2007, April 2, 2007, April 4, 2007 and April 5, 2007. Also, please incorporate by reference your Form 10-Q for the period ending in the second quarter of this fiscal year, when filed.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: LaDawn Naegle, Esq.
    Bryan Cave LLP